Exhibit 21.1

Subsidiaries of Western Capital Resources, Inc.

The following are subsidiaries of Western Capital Resources, Inc.:

State of Incorporation/Organization
Wyoming Financial Lenders, Inc.	Wyoming
PQH Wireless, Inc.	Nebraska
Express Pawn, Inc.	Nevada
BC Alpha, LLC	Delaware
BC Alpha Holdings II, LLC	Delaware
J&P Park Acquisitions, Inc.	South Carolina
J&P Real Estate, LLC	Delaware
Green Communications, LLC	Arizona
Green Communications, LLC	Oregon
Ring Ring Wireless Master Dealer, LLC	Nebraska
Go Green, LLC	Arizona
PQH South, LLC	Delaware
Summit JV, LLC	Delaware
River City Mobile, LLC	Nebraska
Smart Acquisition, LLC	Delaware
Linked Investment, LLC	Delaware
Swisher Acquisition, Inc.	Delaware
TODO Wireless, LLC	Delaware